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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                  For Period Ended:October 31, 1998
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                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended: ________________

            Nothing in this form shall be construed to imply that the

            Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:            CROWN BOOKS CORP.

Address of Principal                3300 75th Avenue
Executive Office:                   Landover, MD  20785


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

            [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

            [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

            [X] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

            [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

                        Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code on July 14, 1998 and is currently operating its business as a debtor-in-possession. Since the commencement of Registrant's bankruptcy case, the Registrant has sought to minimize general and administrative expenses to conserve cash flow, and has been forced to reduce the staffing its accounting and financial areas. This reduced staffing has diminished administrative capacity in such areas. Because of such diminished capacity and because the Registrant must also prepare certain financial information to be filed with the Bankruptcy Court, which filing is also due on December 15, 1998, Registrant's staff has been unable to complete the preparation of its Form 10-Q Quarterly Report.

PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

                                   Thomas F. Hurley, Esq.

                                   Montgomery, McCracken, Walker & Rhoads, LLP
                                   123 South Broad Street
                                   Philadelphia, PA 19109
                                   Telephone:  (215) 772-7385

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [x] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        It is anticipated that the net loss for the Company's 13 and 39 week periods ending October 31, 1998 will be approximately $6.2 million and $45.0 million, compared to net losses of approximately $25.6 million and $32.5 million for the corresponding periods in the prior year. Net losses for the third quarter were reduced compared to the prior year due to the non-recurrence of an $11.4 million one-time charge booked during the corresponding quarter of the preceding year and the closing of unprofitable stores during the second quarter of the current fiscal year.

CROWN BOOKS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 1998            By: /s/ Richard Nason
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                                      Richard Nason
                                      Chief Financial Officer